Exhibit 99.1

Talisman Energy Inc. Announces Latest Results of its Debt Tender Offer, Increase to the Maximum Tender Amount, and Extension of Expiration Date

CALGARY, Alberta, December 23, 2015 — Talisman Energy Inc. (the “Offeror”) announced today the results, as of the Prior Expiration Date (as defined below), of its previously announced tender offer (the “Offer”) to purchase for cash for a combined aggregate principal amount of up to $1,524,531,000 (the “Maximum Tender Amount”) of the 5.85% Senior Notes due 2037 (CUSIP No. 87425E AJ2), 5.50% Senior Notes due 2042 (CUSIP No. 87425E AN3), 6.25% Senior Notes due 2038 (CUSIP No. 87425E AK9), 7.25% Debentures due 2027 (CUSIP No. 87425E AE3) and 5.75% Senior Notes due 2035 (CUSIP No. 87425E AH6) issued by the Offeror (collectively, the “Securities”). In addition, the Offeror announced the following further amendments to the Offer: (i) it has raised the Maximum Tender Amount to $2,000,000,000, (ii) it has extended the Expiration Date from 12:00 midnight, New York City time, on December 22, 2015 (one minute after 11:59 p.m., New York City time, on December 22, 2015) (the “Prior Expiration Date”) to 12:00 midnight, New York City time, on January 7, 2016 (one minute after 11:59 p.m., New York City time, on January 7, 2016) (as it may be extended or earlier terminated, the “Expiration Date”), and (iii) it has established a new Interim Settlement Date (as defined below).

The Offeror accepted for purchase $359,879,000 aggregate principal amount of the 5.85% Senior Notes due 2037, $467,670,000 aggregate principal amount of the 5.50% Senior Notes due 2042, $468,053,000 aggregate principal amount of the 6.25% Senior Notes due 2038, $201,615,000 aggregate principal amount of the 7.25% Debentures due 2027 and $27,314,000 aggregate principal amount of the 5.75% Senior Notes due 2035 that were validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on December 8, 2015 (the “Early Tender Date”). Settlement in respect of these Securities occurred on December 11, 2015 (the “Early Settlement Date”).

Following the Early Tender Date and on or prior to the Prior Expiration Date, an additional $0 aggregate principal amount of the 5.85% Senior Notes due 2037, an additional $5,840,000 aggregate principal amount of the 5.50% Senior Notes due 2042, an additional $300,000 aggregate principal amount of the 6.25% Senior Notes due 2038, an additional $41,524,000 aggregate principal amount of the 7.25% Debentures due 2027 and an additional $157,000 aggregate principal amount of the 5.75% Senior Notes due 2035 were validly tendered and accepted for purchase. Payment for these Securities that were validly tendered after the Early Tender Date but on or prior to the Prior Expiration Date and accepted for purchase is expected to be made tomorrow, December 24, 2015 (the “Interim Settlement Date”) and holders of such Securities will receive in respect of such purchased Securities the applicable “Tender Offer Consideration”, namely the applicable Total Consideration minus the applicable Early Tender Premium, as set forth in the table below.

The aggregate amount of Securities validly tendered on or prior to the Prior Expiration Date and accepted for purchase, including the Securities validly tendered and not validly withdrawn on or prior to the Early Tender Date, is set out below:

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding(1)	Principal Amount Tendered and Accepted	Acceptance Priority Level	Early Tender Premium (per $1,000)	Total Consideration (per $1,000)(2)	Tender Offer Consideration (per $1,000)
5.85% Senior Notes due 2037	87425E AJ2 US87425EAJ29	$500,000,000	$359,879,000	1	$50.00	$852.13	$802.13

5.50% Senior Notes due 2042	87425E AN3 US87425EAN31	$600,000,000	$473,510,000	2	$50.00	$807.82	$757.82

6.25% Senior Notes due 2038	87425E AK9 US87425EAK91	$600,000,000	$468,353,000	3	$50.00	$888.06	$838.06

7.25% Debentures due 2027	87425E AE3 US87425EAE32	$300,000,000	$243,139,000	4	$50.00	$1,068.17	$1,018.17

5.75% Senior Notes due 2035	87425E AH6 US87425EAH62	$125,000,000	$27,471,000	5	$50.00	$847.29	$797.29

(1)         As of the commencement of the Offer.

(2)         Inclusive of the Early Tender Premium.

The Offer is being made upon the terms and subject to the general conditions set forth in the Offer to Purchase dated November 24, 2015, as amended by the Offeror’s press release dated December 9, 2015 announcing an increase in the Maximum Tender Amount to $1,524,531,000, and as further amended by this press release dated December 23, 2015. The Offer will expire at the Expiration Date, unless extended or earlier terminated by the Offeror. The deadline to validly withdraw tenders of Securities was 5:00 p.m., New York City time, on December 8, 2015; therefore, Securities that have been tendered and not validly withdrawn, and Securities tendered after that date, may not be withdrawn unless otherwise required by applicable law.

Holders of Securities who validly tender their Securities following the Early Tender Date (including tenders made following the Prior Expiration Date), but on or prior to the Expiration Date, which are accepted for purchase, will receive the applicable Tender Offer Consideration per $1,000 principal amount of any such Securities that are accepted for purchase, namely the applicable Total Consideration minus the applicable Early Tender Premium.

Payment for any Securities that are validly tendered after the Prior Expiration Date but on or prior to the Expiration Date and that are accepted for purchase will be made on a date promptly following the Expiration Date, expected to be January 11, 2016 (such date, the “Final Settlement Date”; each of the Early Settlement Date, the Interim Settlement Date and any Final Settlement Date, a “Settlement Date”). Payments for Securities purchased will include accrued and unpaid interest from and including the last interest payment date applicable to the relevant series of Securities up to, but not including, the applicable Settlement Date (the “Accrued Interest”).

The Offeror reserves the right, subject to applicable law, to: (i) extend the Offer; (ii) increase the Maximum Tender Amount; or (iii) otherwise amend the Offer in any respect.

Citigroup Global Markets Limited and J.P. Morgan Securities LLC acted as dealer managers for the Offer. The tender agent and information agent for the Offer was D.F. King & Co., Inc. Questions regarding the Offer should be directed to Citigroup Global Markets Limited, Liability Management Group, at (800) 558-3745 (toll-free) or (212) 723-6106 (collect) or +44-20-7986-8969 and J.P. Morgan Securities LLC, Liability Management Group, at (866) 834-4666 (toll-free) or (212) 834-3617 (collect).

About Talisman Energy Inc.

Talisman Energy Inc. is a global upstream oil and gas company, incorporated in Canada. Its assets are located in two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. It was acquired by a wholly owned subsidiary of the Spanish integrated energy company Repsol S.A. on May 8, 2015.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media and General Inquiries

Brent Anderson

Communications and External Relations Manager

Talisman Energy Inc.

Tel: (403) 237-1912

Email: tlm@talisman-energy.com